Synopsys, Inc.
675 Almanor Ave.
Sunnyvale, California 94085

April 11, 2024

VIA EDGAR

Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Lauren Pierce
Matthew Derby

Re:	Synopsys, Inc.
Registration Statement on Form S-4, as amended
File No. 333-277912 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Synopsys, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 9:00 a.m. Eastern Daylight Time on April 17, 2024 or as soon as practicable thereafter. The Company hereby authorizes Helena K. Grannis of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Ms. Grannis at (212) 225-2376 and that such effectiveness also be confirmed in writing.

Very truly yours,

Synopsys, Inc.

By:	/s/ John F. Runkel, Jr.
	Name:	John F. Runkel, Jr.
	Title:	General Counsel and Corporate Secretary

cc:	Helena K. Grannis
Christopher R. Moore
Cleary Gottlieb Steen & Hamilton LLP

Mike Ringler
Peter Jones
Skadden, Arps, Slate, Meagher & Flom LLP